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                                                                  Exhibit (10.6)
                            LONG-TERM INCENTIVE PLAN



A long-term compensation program has been developed to provide an opportunity for the officers to gain or increase their equity interests in the Company.
The program consists of the Company's 1989 Stock Option Plan (the "1989 Plan") the 1993 Stock Option Plan (the "1993 Plan") and the 1995 Stock Option Plan (the "1995 Plan"). All of the stock options are granted at the market price on the date of grant.

At the January 16, 1996, meeting of the Compensation Committee of the Board of Directors, a long-term incentive plan was established, whereby members of the management group could earn cash bonuses based upon increases in earnings per share over the prior year. A cash bonus will be payable at the end of four or five years if the annual increase in earnings per share meets objectives established by the Board of Directors. During the next four or five years, the maximum annual amount payable to a participant would be 11.8 percent of his December 31, 1995, base salary. The Compensation Committee of the Board of Directors believes that basing the long-term incentive plan on increases in earnings per share ties management's compensation to the interests of the shareholders and is reasonable compared to other publicly held companies of a similar size.